

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2014

Via E-mail
Keith R. Stewart
Chief Executive Officer
ValueVision Media, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344

> **Re:** **ValueVision Media, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2014**
> **File No. 000-20243**

Dear Mr. Stewart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note the disclosure that "the Company has experienced positive year-over-year earnings per share growth in 16 of the 20 fiscal quarters under Mr. Stewart's tenure as Chief Executive Officer." It appears, however, that the Company experienced a net loss for many of the quarterly periods during, and in the fiscal years ended February 2, 2013 and January 28, 2012, and therefore had no positive earnings or "growth" in the reported earnings. Consequently, the Company ostensibly only has a factual basis to state that it has decreased the amount of net loss it has reported with respect to "earnings per share" for the periods cited. If true, please revise the assertion that "the Company has experienced positive year-over-year earnings per share growth" to remove the implication that earnings per share are positive and growing.

Information about Our Solicitation of Proxies and Related Expenses, page 32

2. We noticed that a "special retainer was paid to members of the special committee for work" that included, among other things, contributions to ValueVision's "management of communications with employees, the media and others regarding press reports about the Company and speculation regarding its future in light of the Clinton Group's activities." Please advise us, with a view toward revised disclosure, whether the special retainer paid to members of the special committee of the Board has been included within the costs of the solicitation to date, and whether such costs will be included within the estimated costs associated with the solicitation. Refer to Item 4(b)(4) of Schedule 14A and corresponding Instruction 1 which require disclosure of costs "in furtherance of, or in connection with" the solicitation as well as "other costs incidental to the solicitation."

You may contact Jennifer Lopez, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252 or me, at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Peter J. Ekberg
        Erik R. Daly
        Barnes & Thornburg LLP